3D Houdini, Inc.

Technology 3D Printing Manufacturing B2C B2B

The first freelance platform to serve the manufacturing industry

3DHOUDINI.COM SEATTLE WASHINGTON



3DHoudini



At a former job, it was hard to see a $600,000 router set idle for weeks at a time. I'd used freelancing websites like Upwork before so I wondered if such a site could be helpful in the manufacturing industry. A marketplace like 3DHoudini doesn't currently exist; I'd like to see how my site could help people connect and build great things together.

Chris White President/CEO @ 3D Houdini, Inc.

Why you may want to support us...

1. On-demand solutions for sourcing parts and related services
2. Provide manufacturers with low-cost access to a $1T global market
3. Focus is on small companies and businesses that have excessive downtime on equipment
4. Highly automated, low overhead, virtual business with the ability to scale quickly
5. High projected profit margins (81.9% in FY1 growing to 96% in FY5) (cannot be guaranteed)
6. Profitable since first sale in April 2020
7. The gig economy is thriving: 41.6 million Americans worked as freelancers in 2019

Why investors ❤ us

WE'VE RAISED $21,592 SINCE OUR FOUNDING



Chris is the most passionate entrepreneur I've ever known. When he gets a good idea, he pours his heart and soul into the project and sees it through to its completion. He is an idealist and never loses heart, no matter how many obstacles he may encounter on the path to success. He is easy to work with, always maintains a positive attitude, and his work ethic and integrity is unmatched. Chris has a lifetime of business experience in many fields and has had some impressive successful ventures. 3DHoudini is his best idea yet, and with enough financial support, I believe it has the potential to change the manufacturing industry and provide income and build business relationships for millions of people.

Hilary White
Other Family Member

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Chris White
President/CEO
Working at a global design consultancy, Chris was a Senior Build Specialist on Jeff Bezos's Blue Moon project. Chris founded many companies including, Antropy, a tech company partnered with NASA and DARPA. He has an MFA from the U of Pennsylvania.



Jean-Louis Guillou
Executive Consultant
Jean-Louis helps companies establish peak performance. He has served as President Director at Cargill, and at UBS Investment Bank he served as Executive Director of US Equity Institutional Sales. Jean-Louis holds an MBA in Marketing from Thunderbird.



Nihar Dodiya
Lead Web Developer
Nihar is a Full Stack Developer. From Surat, India, Nihar leads a team of six other developers with a broad range of skills. He has a Msc IT from J.P. Dawer Institute of Information Science & Technology.



Steven Shamblott
Advisory Board Member
Steve is experienced in starting and operating companies and has been involved in a multitude of mergers and acquisitions.



Robert MacDonald
Advisory Board Member
Robert is a founder of Mach 2 Arts, Inc., a company specializing in custom fabrication and sculpture for exhibits and themed environments. Mach 2 Arts provides its clients with many of the services included in the 3DHoudini marketplace.

Downloads

3DHoudini Company Presentation.pdf

Bringing freelancing to manufacturing


3DH

While working for a global design consultancy, 3DHoudini founder Chris White realized what an incredible waste it was for a $600,000 router to set idle for weeks at a time. Having previously used freelancing websites like Upwork and Fiverr to build personal websites, Chris wondered if the same sort of freelancing website would be helpful in the manufacturing industry.


THE FIRST
FREELANCE PLATFORM
FOR MANUFACTURING

Freelancing sites have been extremely successful. They have taken advantage of the internet's strengths and empowered individuals and smaller businesses (the "little guys") by providing them with access to a global market. 3DHoudini applies the business model of freelancing sites such as Upwork and Fiverr to the manufacturing industry.

Because of advances in technology, there are now large numbers of "little guys" (smaller shops and sole proprietors, a.k.a. freelancers) that are capable of competing in the manufacturing industry, but inhibitive costs of market access have kept them from achieving success.


PANEL PRO
C.R. ONSRUD
TURN YOUR IDLE EQUIPMENT
INTO A SOURCE OF REVENUE

3DHoudini gives both traditional contract manufacturers and nontraditional service providers market access at a low cost. These nontraditional service providers are the "little guys," or freelancers, and businesses with downtime on equipment. Until now, these nontraditional providers haven't had access to the market. These freelancers should not be underestimated; in many circumstances, they have advantages over larger operations.


THE GIG ECONOMY IS THRIVING.
41.6 MILLION
AMERICANS WORKED AS FREELANCERS IN 2019*
*According to a study by Upwork.

Game changing platform features

Chris created 3DHoudini with the goal of providing buyers and sellers of manufactured parts and services a marketplace to transact online, in a way that fits the world we live in. Let's not be naive; lots of things can go wrong during a transaction. We'd like to think that manufacturing can be achieved with a click, but most of the time it's not that easy. 3DHoudini offers a suite of features to make business transactions online more successful.

The 3DHoudini platform is packed with powerful features that currently don't exist in the online manufacturing industry. These features allow better communication, more customization in the order process, which mirrors real-world manufacturing, and security features protect both parties and avert bad actor situations. Variations of these features have been a keystone of freelancing sites for a decade but have yet to be adopted by the online manufacturing industry.

The 3DHoudini platform features include:

Communication tools

Direct video chat

Instant messaging

Photo and video updates

System for bidding and negotiating

Browse and request bids from sellers

Post projects and receive bids from sellers

Respond to bids with counteroffers

Customizable terms

Milestones and partial payment options

Penalties for late completion options

Order adjustments and updates (with mutual consent)

Security features

- Payment protection system (payment held until agreed upon terms are met)

- Dispute resolution center (determination made in accordance to contract terms)

- Electronic consent non-disclosure agreements

- Identity verification (document proofing and risk screening to reduce fraud)

Investor Q&A

– COLLAPSE ALL

What does your company do?

3DHoudini is the first freelance platform to serve the manufacturing industry. We provide on-demand solutions for sourcing parts and related services and provide manufacturers with low-cost access to a $1T global market. Our focus is providing market access to small companies and businesses with excessive downtime on equipment. We aren't reinventing the wheel; we're simply applying an established business strategy to a different industry.

Where will your company be in 5 years?

The total global market value for 3DHoudini's target market is over a trillion dollars per year. Our five-year goal is to capture one tenth of one percent of that total market as our Gross Services Volume (GSV), a term used in online commerce to indicate a total sales dollar value for services sold through a particular marketplace. That would equate to $122.5M in revenue, and with an estimated profit margin of 96%, that would be a gross profit of $117.6 million (this is not guaranteed).

Why did you choose this idea?

At a former job, it was hard to see a $600,000 router set idle for weeks at a time. I'd used freelancing websites like Upwork before so I wondered if such a site could be helpful in the manufacturing industry. A marketplace like 3DHoudini doesn't currently exist; I'd like to see how my site could help people connect and build great things together.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

We would all like to put the anxiety and tragedy of COVID-19 behind us. That day will come, but when it does, things won't be the same. Hopefully we are learning new valuable habits and skills. Businesses will seek more responsive sourcing and more flexible, project-based production—both of which are where 3DHoudini can play a big role.

FREELANCERS OF MANUFACTURING
3D printers, 3D scanners and robotic arm milling equipment has improved and come down in price. Advanced equipment and materials enable small manufacturers to produce high quality, competitively priced parts. We call these new lean operators of advanced equipment the "freelancers of manufacturing." They are typically individuals or sole proprietors working from low-cost facilities with minimal staffing requirements and without the overhead of larger businesses.

A rapidly growing number of companies are cutting out retailers and selling direct-to-consumer (D2C) through online marketplaces such as Amazon or Shopify. These D2C companies are increasing demand for fast-turnaround, low-volume manufacturing.

According to a study by Upwork, an estimated 41.6 million Americans used freelancing websites to find work in 2019. With access to the market, freelance manufacturers are empowered to compete on a global scale. Now, small manufacturers often have advantages over traditional manufacturers, such as:

• Low overhead and competitive prices
• No tooling costs
• Short lead times and more flexibility
• Low-minimum order requirements

DON'T LET EXPENSIVE EQUIPMENT SIT IDLE

3DHoudini provides a hassle-free way for companies looking to defray the cost of expensive capital equipment by sharing it with paying customers. Asset sharing is not a new concept. What 3DHoudini is doing is similar to what Uber or Airbnb are doing, except instead of cars or houses, we allow people or companies to share manufacturing equipment and their expertise in operating it (not physically sharing equipment, but rather, producing parts and providing services). 3DHoudini's marketplace allows the company to sell time on their equipment so they can focus on their primary business without investing time and effort into finding customers. 3DHoudini provides a low-cost market entry for businesses that have under-utilized equipment or staff.

3D PRINTING: THE FOCUS OF OUR ATTENTION AND ADVERTISING DOLLARS

3D printing has come a long way since originally introduced in the 1980s as a convenient method for creating prototype parts out of plastic. Advancements in 3D printing have resulted in reduced costs, making it a more feasible option for general manufacturing use. We are already seeing 3D printing transition from being primarily a tool for prototyping to a viable option for low volume manufacturing. It is becoming more difficult to justify the expense and lead time of an injection mold for low volume production runs. 3D printing has become a cost effective, faster and more flexible solution for low volume production of plastic parts.

Additionally, 3D printing can now be used with various materials including metal and ceramics, giving an alternative to injection molding for building parts. With new, highly sophisticated 3D printers for metal printing, the ability to print metal parts has become cost effective for both prototyping and for some production environments. The convenience of 3D printing combined with the added potential of volume production is forcing a change in mindset about the role of 3D printing, and major manufacturers like GE, Honeywell, IBM and others are embracing the technology.

How far along are you? What's your biggest obstacle?

3DHoudini was formed in July 2019 in conjunction with the construction of the platform. The beta version of the platform (Platform 1.0) was completed in April 2020 and our first sale was transacted two days later. As of April 2020, we have launched a fundraising campaign on Wefunder, are testing the platform, have partially opened the site to service providers and have begun an advertising campaign to attract these providers. Our goal is to recruit 500 service providers by the time we do a full platform launch.

We intend to have completed testing of the platform by the end of June 2020 and expect to proceed with a full launch of the platform in July, 2020; at the same time, we will initiate a more robust ad campaign to complement our launch. We anticipate that we will begin work on Platform 2.0 in August 2020.

Timeline (future events cannot be guaranteed):

- 7/08/2019 Platform Build Started
- 7/29/2019 3DHoudini, Inc. Inception
- 4/15/2020 Beta Site Completed (Platform 1.0)
- 4/16/2020 Platform Testing Started
- 4/17/2020 First Sale Completed
- 6/01/2020 Site Launched to Service Providers
- 6/01/2020 Ad Campaign Launched Targeting Service Providers and Investors
- 6/15/2020 Fundraising Campaign Launched (Wefunder)
- 6/30/2020 Platform Testing Completed
- 7/15/2020 Full Platform Launched
- 7/15/2020 Full Ad Campaign Launched
- 8/15/2020 Build for Apps/Addition Features/Modifications Started (Platform 2.0)

Who competes with you? What do you understand that they don't?

The first online freelancing websites appeared about ten years ago. These companies (Upwork, Fiverr and Toptal, to name a few) have been quite successful. Over the last year, Upwork has generated revenues of $289.31 million, and over the same period, Fiverr has produced revenue of $98.25 million. In 2018, Toptal's annual revenue was $200 million. Interestingly, Toptal generated revenues of over $1 million within six months of forming the company with a total of $1.4 million in funding.

Our primary competitors are service bureaus and contract manufacturers, but they are also our customers! These service providers are important to us and they will continue to make up a strong component of what we offer; we're just making the game a whole lot more competitive, and competition is good for everyone, right?

How will you make money?

3DHoudini charges a fee to both the buyer and the seller. Fees and commissions are as follows:

• A 7% commission on the money that a service provider receives from a client for services and a 3% service fee to the buyer. For billing on services that exceed $10,000, our commission drops to 5%.
• After the second fiscal year, we will raise our commission to 10% and a 3% service fee to the buyer.

3DHoudini will add paid Premium Services in its third fiscal year. These products will provide additional revenue for the Company through subscription membership plans offered for a monthly fee, as well as one-time purchase "showcasing" and "placement" upgrades. Plan benefits will include:

• Dedicated support
• Additional tools and reports
• Perks to help projects and services stand out
• "Showcased" emails sent to top-rated clients
• Site placement to help projects and services stand out in searches

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Our biggest risk is a lack of capital. Approximately 75% of the proceeds from this round of funding will go to marketing, advertising and branding. Without adequate funding, 3DHoudini will be hindered in its ability to raise the awareness needed to establish itself as an industry leader.

There will be copycats! It's too good of an idea not to be copied and there is no intellectual property solution to protecting these kinds of businesses. Our goal is to grow quickly and establish ourselves as the clear first-to-market in this industry and maintain that position as other similar businesses emerge. It's not necessary for 3DHounini to have the largest share of the market to be wildly successful. This market is certainly large enough to support many profitable businesses.

How do you guarantee liquidity to equity investors?

While these projections cannot be guaranteed, our first two years of operations will focus on organic growth and achieving breakeven. Our forecast shows a Gross Profit of $136,000 and an Income from Operations of -$308,000 in FY1, a Gross Profit of $753,000 and an Income from Operations of -$132,000 in FY2, and by FY3, our forecast shows a significant jump in Gross Profits to $5,400,000, putting us out of the red with an Income from Operations of $3,619,000.

After FY3, 3DHoudini starts to generate serious revenue with high profit margins. At this point, equity investors will most likely want to hang on to their stock and collect dividends. The 3DHoudini Dividend Policy states, "Beginning in fiscal year three, the Company will distribute a minimum annual dividend totaling 25% of the Company's net profits after taxes." Once again, these results cannot be guaranteed.